[redacted]

14048115

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
405

SEC FILE NUMBER
8-52700

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JPMorgan Distribution Services, Inc.

[redacted]

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

460 Polaris Parkway
(No. and Street)

Westerville	OH	43082
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael R. Machulski — 614.248.4815
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

41 South High Street	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael R Machulski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JPMorgan Distribution Services, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director & Treasurer

Title

Notary Public

LINDA L JOHNSON - NOTARY PUBLIC STATE OF OHIO - EXPIRES 08-19-2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JPMorgan Distribution Services, Inc.

(a wholly owned subsidiary of JPMorgan Chase & Co.)

Statement of Financial Condition

December 31, 2013

Available for Public Inspection

pwc

JPMorgan Distribution Services, Inc.

(a wholly owned subsidiary of JPMorgan Chase & Co.)

Statement of Financial Condition

December 31, 2013

Available for Public Inspection

JPMorgan Distribution Services, Inc.
(A wholly-owned Subsidiary of JPMorgan Chase & Co.)
Index
December 31, 2013

Page(s)

pwc

Independent Auditor's Report

To the Board of Directors and Stockholder of
JPMorgan Distribution Services, Inc:

We have audited the accompanying consolidated statement of financial condition of JPMorgan Distribution Services, Inc. and its subsidiary, as of December 31, 2013.

Management's Responsibility for the Consolidated Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a consolidated statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP, 41 South High Street, Suite 2500, Columbus, OH 43215
T: (614) 225 8700, F: (614) 224 1044, www.pwc.com/us

pwc

Opinion

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of JPMorgan Distribution Services, Inc. and its subsidiary at December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 27, 2014

JPMorgan Distribution Services, Inc.
(A wholly owned subsidiary of JPMorgan Chase & Co.)
Consolidated Statement of Financial Condition
Year Ended December 31, 2013

Assets	
Cash and cash equivalents	$ 175,336,933
Receivable from funds	70,913,894
Deferred commissions (net of accumulated amortization of $36,896,844)	21,527,831
Intangible assets (net of accumulated amortization of $21,375,000)	218,625,000
Goodwill	421,000,000
Current income taxes, net	4,165,395
Other assets	732,229
Total assets	$ 912,301,282
Liabilities and Stockholder's Equity	
Payable to affiliates	$ 20,868,027
Accrued employee compensation and benefits	6,083,824
Accounts payable, accrued expenses and other liabilities	21,622,059
Deferred tax liabilities	7,009,877
Total liabilities	$ 55,583,787
Stockholder's equity	
Common stock ($10 par value,100 shares authorized, issued and outstanding)	1,000
Additional paid in capital	807,492,456
Retained earnings	49,224,039
Total stockholder's equity	856,717,495
Total liabilities and stockholder's equity	$ 912,301,282

The accompanying notes are an integral part of this consolidated statement of financial condition.

1. Organization

The financial statements include the accounts of JPMorgan Distribution Services, Inc. ("JPMDS") and its wholly-owned subsidiary, JPMorgan Funds Management, Inc. ("JPMFM") (collectively, the "Company"). The Company is a wholly-owned subsidiary of JPMorgan Chase & Co. ("JPMorgan Chase" or the "Parent"). JPMDS is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and a member of the Municipal Securities Rulemaking Board ("MSRB").

The Company serves as distributor, shareholder servicing agent and administrator for the JPMorgan Mutual Fund Group, the JPMorgan Mutual Fund Investment Trust, the JPMorgan Fleming Mutual Fund Group, Inc., the JPMorgan Investment Trust, the UM Investment Trust, the UM Investment Trust II, the Undiscovered Managers Funds, the JPMorgan Trust II, the JPMorgan Trust I, the JPMorgan Series Trust II, the JPMorgan Fleming Series Trust, the JPMorgan Institutional Trust and the Pacholder High Yield Fund, Inc. (collectively, the "Funds"). The Company also serves as the distributor of the New York's 529 advisor-Guided College Savings Program.

JPMDS promptly transmits all funds received in connection with the distribution of investment company shares to the investment companies offering the mutual fund and does not otherwise carry customer accounts or hold customer funds or securities.

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash Equivalents
Highly liquid investments with original maturities at the time of purchase of three months or less are considered cash equivalents.

The Company's cash equivalents of $119,812,019 at December 31, 2013 are invested in securities for which quoted prices for identical securities are available in an active market. As such, they are classified in Level 1 of the three-level valuation hierarchy established under U.S. GAAP for disclosure of fair value measurements. The valuation hierarchy is based on the transparency of inputs to the valuation of an asset or liability as of the measurement date. Level 1 involves inputs publicly available for assets identical to those being valued. Level 2 involves inputs of quoted or observable prices or inputs for similar assets. Level 3 involves one or more inputs to the valuation methodology which are unobservable and significant to the fair value measurement.

Receivable from Funds
The receivable from funds is recorded at their net realizable value which approximates fair value at December 31, 2013.

Consolidation
The consolidated statement of financial condition includes JPMDS and its wholly-owned subsidiary JPMFM. Intercompany balances and related transactions are eliminated in consolidation.

Deferred Commissions
JPMDS pays commissions to broker dealers who sell certain fund classes for which the shareholders themselves do not pay a commission at the time of purchase. An affiliate, J.P. Morgan Securities LLC, accounts for a significant portion of these sales. JPMDS has deferred the expense associated with these commissions and the expense is amortized over the life of the related fee income. Specifically, the amortization period of these deferred commissions is based on the number of years for which Contingent Deferred Sales Charge fees (CDSC) fees are payable to JPMDS; six years for B shares and one year for C shares. In November 2009, the Funds discontinued the sale of new Class B Share mutual funds. The remaining deferred commissions for B shares will be fully amortized by October 2015. Impairment of deferred commissions is reviewed annually and whenever events or changes in circumstances indicate the carrying amount may not be recoverable. No impairment was recognized during 2013 or existed at December 31, 2013.

Intangible Assets and Goodwill
Goodwill and intangible assets recorded on the consolidated statement of financial condition include goodwill of $421,000,000, an indefinite-lived intangible associated with mutual fund contracts of $195,000,000 and a finite life intangible related to the value of customer relationships of $23,625,000. The customer relationship intangible is amortized on a straight-line basis over its estimated life of 20 years. Impairment of goodwill and intangible assets is reviewed annually in November and whenever events or changes in circumstances indicate the carrying amount may not be recoverable. No impairment was recognized during 2013 or existed at December 31, 2013.

Other Assets
Other assets include primarily prepaid items, as well as furniture and equipment, which are depreciated over the estimated useful lives of the assets.

Income Taxes
The results of operations of the Company are included in the consolidated federal and certain combined or unitary state income tax returns of JPMorgan Chase. In addition, the Company files income tax returns in various states on a separate return basis. Pursuant to a tax sharing agreement, JPMorgan Chase allocates to the Company its share of the consolidated income tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing separate tax returns. The Company uses the asset and liability method to provide for income taxes on all transactions recorded in the consolidated financial statements. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that in the opinion of management, is more likely than not to be realized. State and local income taxes are provided on the Company's taxable income at the effective income tax rate applicable to JPMorgan Chase.

The guidance on accounting for uncertainty in income taxes describes how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. This guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's consolidated financial statements to determine whether the tax positions are more likely than not to be realized as a tax benefit or expense in the current year. See Note 5 for a further discussion of income taxes.

3. Related Party Transactions

At December 31, 2013, all cash was held at one financial institution, which is a related party of the Company. Cash on deposit of $36,861,553 was held at JPMorgan Chase Bank, N.A., JPMDS cash equivalents of $119,812,019 are invested in JPMorgan money market funds and JPMFM cash of $18,663,361 are invested in a JPMorgan euro-sweep investment.

Receivable from the Funds relates to the contractual obligation of the Funds with respect to administrative, distributor and shareholder servicing provided by the Company.

4. Employee Compensation and Benefits

Certain employees of the Company participate in JPMorgan Chase's long-term stock-based incentive plans, which provide for grants of common stock-based awards, including stock options, stock-settled stock appreciation rights ("SARs") and restricted stock units ("RSUs"). Employees receive annual incentive compensation based on their performance, the performance of their business and JPMorgan Chase's consolidated operating results. The Company's employees participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by JPMorgan Chase.

Employee Stock-Based Payment Awards

U.S. GAAP requires all share-based payments to employees be measured at their grant-date fair values. JPMorgan Chase uses the Black-Scholes valuation model to estimate the fair value of stock options and SARs. JPMorgan Chase separately recognizes compensation expense for each tranche of each award as if it were a separate award with its own vesting date. Generally, for each tranche granted, compensation expense is recognized on a straight-line basis from the grant date until the vesting date of the respective tranche, provided that the employees will not become full-career eligible during the vesting period. For awards with full-career eligibility provisions, JPMorgan Chase accrues the estimated value of awards expected to be awarded to employees as of the grant date, without giving consideration to the impact of post-employment restrictions. For each tranche granted to employees who will become full-career eligible during the vesting period, compensation expense is recognized on a straight-line basis from the grant date until the earlier of the employee's full-career eligibility date or the vesting date of the respective tranche.

JPMorgan Chase RSUs

RSUs are awarded at no cost to the recipient upon their grant. Generally, RSUs are granted annually and vest 50% after two years and 50% after three years and convert into shares of JPMorgan Chase common stock at the vesting date. In addition, RSUs typically include full-career eligibility provisions, which allow employees to continue to vest upon voluntary termination, subject to post-employment and other restrictions based on age or service-related requirements. All of these awards are subject to forfeiture until vested and contain clawback provisions that may result in cancellation under certain specified circumstances. RSUs entitle the recipient to receive cash payments equivalent to any dividends paid on the underlying common stock during the period the RSU is outstanding.

JPMorgan Chase Employee Stock Options and SARs

Employee stock options and SARs are generally granted with an exercise price equal to the fair value of JPMorgan Chase's common stock on the grant date. JPMorgan Chase typically awards SARs to certain key employees once per year, and it also periodically grants stock options and SARs to individual employees. The 2013 grants of SARs become exercisable over five years (i.e., 20% per year) and contain full-career eligibility provisions. SARs generally expire ten years after the grant date and contain clawback provisions similar to RSUs.

The following table presents grant and forfeiture activity of JPMorgan Chase stock-based awards to the Company's employees for the year ended December 31, 2013:

RSUs	
Granted	20,279
Forfeited	644
Options and SARs	
Granted	10,461
Forfeited	0

At December 31, 2013, the Company's employees held 52,746 unvested RSUs. In addition, 79,756 options and SARs were held by the Company's employees at December 31, 2013, of which 51,305 awards were unvested. In the normal course of business, the employment relationship of certain employees may transfer between the Company and JPMorgan Chase or its subsidiaries which may impact the Company's outstanding awards.

Pension and Other Postretirement Benefits

The Company's employees are eligible to participate in JPMorgan Chase's qualified, non-contributory, U.S. defined benefit pension plan and they may also participate in JPMorgan Chase's defined contribution plan. In addition, qualifying U.S. employees are provided postretirement medical benefits through JPMorgan Chase. These medical benefits are contributory and vary with length of service and date of hire, and provide for limits on JPMorgan Chase's share of covered medical benefits. There are no separate plans solely for the employees of the Company and, therefore, pension expense as well as postretirement medical expense for the Company is determined based upon employee participation in the JPMorgan Chase plans and effected through an intercompany charge from JPMorgan Chase, which is cash settled monthly.

The JPMorgan Chase U.S. defined benefit pension and other postretirement employee benefit ("OPEB") plans are accounted for in accordance with U.S. GAAP for retirement benefits. Assets of the JPMorgan Chase qualified U.S. defined benefit pension plan exceeded the projected benefit obligation at December 31, 2013.

5. Income Taxes

Deferred income tax expense (benefit) results from differences between assets and liabilities as measured for financial reporting and income tax return purposes. The significant components of the net deferred tax liability of $7,009,877, as of the balance sheet date, relate primarily to compensation, intangibles, and goodwill. As of December 31, 2013, the Company has no deferred tax assets. The Company also has no uncertain tax positions.

At December 31, 2013, the Company had a net current income tax receivable from JPMorgan Chase of $4,165,395 included in the consolidated statement of financial condition.

The Company is a member of the JPMorgan Chase consolidated group which is subject to ongoing tax examinations by the Internal Revenue Service, and by many states throughout the U.S. The following table summarizes the status of significant income tax examinations of JPMorgan Chase and its consolidated subsidiaries as of December 31, 2013.

December 31, 2013	Periods under examination	Status
JPMorgan Chase - U.S.	2003 - 2005	Field examination completed, JPMorgan Chase intends to appeal
JPMorgan Chase - U.S.	2006 - 2010	Field examination
JPMorgan Chase - New York State and City	2005 - 2007	Field examination
JPMorgan Chase - California	2006 - 2010	Field examination

6. Net Capital Requirements and Exemptive Provision under Rule 15c3-3

JPMDS is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. JPMDS is required to maintain minimum net capital equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. At December 31, 2013, JPMDS had net capital of $115,000,729 which was $112,382,289 in excess of its required net capital of $2,618,440. As permitted, JPMDS's net capital computation is based upon JPMDS stand alone rather than on the consolidated financial statements.

The following is a summary of certain financial information of the Company's consolidated subsidiary. The accounts of JPMDS' subsidiary are not included in the computation of net capital under Rule 15c3-1 as the subsidiary is not a guaranteed subsidiary as defined by said rule.

	JPMorgan Funds Management, Inc.
Total Assets	$ 451,575,812
Stockholders' Equity	433,834,109

JPMDS claims exemption from the provisions of Rule 15c3-3 of the SEC as provided by paragraph k(1) because it is a limited business established for the exclusive purpose of sale and redemption of the Funds' shares and neither holds customer funds nor performs custodial functions relating to customer securities.

7. Subsequent Event

Management of the Company has evaluated the impact of subsequent events through February 27, 2014, except as included below, has determined that no additional items require disclosure.

On January 30, 2014, the Company paid a dividend to its parent amounting to $17,000,000.

MIX
Paper from responsible sources
FSC® C012076

FSC
www.fsc.org

Printed on paper containing 30% post consumer waste (PCW) fiber and certified by the Forest Stewardship Council.